MAIL STOP 3561

December 17, 2008

Mr. Fazle Quazi
President
Energy Conservation Technologies, Inc.
3027 N 75th Street
Boulder, CO 80301

> **Re:** **Energy Conservation Technologies, Inc.**
> **Offering Statement on Form 1-A**
> **File No. 24-10226**
> **Filed November 13, 2008**

Dear Mr. Quazi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

Part I – Notification

1. Please revise your disclosure throughout this section to present the information in the order requested and provided negative responses, where applicable.

2. Please provide us with support for your contention that you do not have any promoters or affiliates. Alternatively, revise to name them.

Mr. Fazle Quazi, President
Energy Conservation Technologies, Inc.
December 17, 2008
p. 2

3.   Please revise to provide a business and residential address for counsel to the issuer.

4.   Revise to provide a business and residential address for record owners and beneficial
        owners of 5 percent or more of the company's equity securities.

Item 4 – Jurisdictions in Which Securities Are to be Offered

5.   Please revise to disclose the state securities law exemptions that will cover the company's
        sales in California and Colorado. In addition, briefly explain the nature of the exemption
        and state how the company intends to fit within it.

6.   Please provide a more detailed discussion of the offering method to be used. In this respect,
        but without limit, please:

        a. State whether the company will or may use any finders, underwriters, brokers, or
            agents to locate, solicit or act on its behalf. If so, state whether any compensation
            may be paid to such parties; and,
        b. Clarify whether your President will rely on rule 3a4-1 and briefly summarize why
            the company believes that reliance is warranted.

7.   It appears that the company is quoted on the Pink-Sheets and has issued several business
        releases including releases which reference the Form 1-A filing, provide information about
        the company, and indicate an intention to engage a brokerage firm to conduct the offering
        (see http://biz.yahoo.com/pz/081117/154854.html).   With a view to disclosure, please
        a. Advise whether this constitutes an offer within the meaning of the federal securities
            laws and clarify how and where it fits within rule 251(d) of Regulation A;
        b. Clarify how you became quoted on the Pink Sheets and revise your disclosure
            throughout your Offering Statement to discuss; and,
        c. Indicate whether or not you intend to engage a broker and, if known, name the
            broker and disclose the compensation to be paid.

Item 5 Unregistered Securities Issued or Sold Within 1 Year (By the Company, or by any Officer,
Director, Promoter or Principle Securities Holder)

8.   Please revise to briefly indicate the facts relied upon to support your contention that the
        sales listed in your tabular presentation were made under Regulation D and/or Section 4(2)
        of the Securities Act. Also, clarify the date(s) of the sales and confirm that you have
        presented the aggregate offering price and not the per share price.

Item 7 – Marketing Arrangements

9.   The company existing disclosure does not appear to address the entirety of the Item 7
        requirement. Please revise to provide this additional information or indicate why it is not
        applicable.

Part II

Cover Page

10.   Please provide a complete date in any subsequent amendment.

11.   Your current disclosure indicates that you are a Colorado corporation, however your
        Articles of Incorporation indicate that you are incorporated in the State of Nevada. Please
        revise to clarify that you are based in Colorado but incorporated in Nevada.

12.   We note your existing disclosure that your warrants will expire six months from the date of
        the offering circular unless you extend such date for an additional five months. In an
        appropriate section, please revise to address the factors that will be considered in
        determining whether to extend the warrant expiration period. Also, please revise to indicate
        the information that will be provided to investors at the time of this subsequent investment
        decision. Please indicate that in no event may the company extend the warrant exercise
        period beyond 11 months year from the qualification date. Finally, reconcile your
        disclosure on the cover page with your disclosure under the "Warrants" section which
        indicates that the warrants may be exercised for up to an additional 6 months upon an
        extension.

13.   We note that you are offering units with detachable warrants. Given that these warrants
        may be transferred prior to exercise, please revise your disclosure to address, as applicable,
        the state securities exemptions the company will rely on to cover these exercises. Also,
        revise to indicate that the lack of an exemption may prevent the company from honoring an
        exercise and indicate the impact that this may have on the warrant's value and
        transferability.

Summary Information, page 3

14.   Please revise your discussion under "The Company" to indicate that you are a development
        stage enterprise, have not generated revenues, and have a history of operating losses. Also,
        revise to indicate the amount of cash on hand and working capital as of the most recent
        practicable date.

15.   Throughout its offering circular, the company makes numerous statements, conclusions, and
        factual assertions which do not appear supported by the company's existing disclosure.
        Examples include:

        •   On page 3 where you indicate that your primary product "save[s] significant electrical
            energy" and that your "proprietary and patented technology also makes inverters for
            fuel, solar cells, and wind power cheaper and more energy efficient.
        •   On page 3 where you indicate your belief that your "ballast technology's superiority and
            cost advantages will lead to significant market penetration."

- On page 11 where you indicate that your "primary product, in the process of commercialization … save[s] as much as 50% of otherwise required electrical energy."
- On page 11, your statement that your product "can provide up to 50% in energy savings; reduce maintenance costs by up to 30%; greatly improve quality of light; and, reduce light pollution.
- On page 13 your statement summarizing your ballast's advantages over its competitors

  Please review the disclosure throughout your document to provide a reasonable basis for each statement or assertion. Alternatively, revise to remove such disclosure.

16.   Your financial statements indicate that you have inventory of $213,641 and patents of $174,708. In all appropriate sections, including the Summary, Risk Factors, Dilution, and Description of the Business, please revise to address the exact nature of these assets, indicate how and from whom they were acquired or developed, and address how the company values them. Finally, address the potential risk that these assets would be impaired in the event that the company is unable to commercialize its product. In this respect we specifically note your page 4 statement that you have not begun commercial sales, nor have you begun to manufacture your ballasts.

17.   Please revise to briefly address how you determined the unit offering price and warrant exercise prices. If the offering price was arbitrarily determined, please revise to state so and consider adding a risk factor.

Risk Factors, page 3

18.   The introductory paragraph should be revised to include a definitive statement that all material risks have been addressed in this section.

19.   Please revise your risk factor headings to succinctly state the risk and possible effect to investors should the risk bear out.

20.   In your first risk factor you state that "management believes that its ballast technology's superiority and cost advantages will lead to significant market penetration." We also note your statement that "Management believes that ECTI's patented ballasts are more technologically advanced, and currently, unlike its competitors, ECTI ballasts can be retrofitted in the existing light fixtures." Revise to delete the mitigating language in the risk factors. Your risk factor section should not contain mitigating language. Please revise your document accordingly.

21.   Please add a separate risk factor addressing Mr. Quazi's ability to control you through his position as a controlling shareholder, primary employee, and director.   In this respect please expand your risk factor on page 7 to clarify the percentage of shares he currently owns. Also, in a separate risk factor, please address the various corporate governance issues associated with Mr. Quazi's control of the issuer – such issues would appear to include, but

are not limited to, Mr. Quazi's compensation, the approval of conflicted transactions and relationships, segregation of duties and internal controls.

22.   In an appropriate section later in the offering statement, please revise to address the requirements associated with maintaining a quotation on the Pink Sheets and address whether the company will attempt to satisfy those obligations.

23.   Please revise your page six risk factor "There has only been a limited market …" to address the so-called Penny Stock regulations in a separate risk factor.

24.   Please revise your page 6 risk factor "ECTI shares may be Volatile" to indicate that there is no assurance that your shares will continue to be quoted on the Pink Sheet and that, as a result, investors may end up holding an illiquid security.

25.   Your page 6 risk factor, addressing the sale of restricted securities indicates that such sales may be made under rule 144 in the future. Please revise this risk factor, and any related discussions elsewhere, to address the requirements imposed on affiliates for resale under the rules – including both holding and information requirements.

Plan of Distribution, page 9

26.   Please revise to specifically list the states in which the offering will be conducted and the exemptions which will be utilized.

27.   Please clarify your page ten paragraph beginning "The offering of the Units will terminate …" to clarify the maximum offering period.

Use of Proceeds, page 10

28.   We note that you have allocated funds to reduce existing debt. Please revise your disclosure to specifically address the terms of these debts – including whether any of the debts are payable to related parties. In addition, if the debt was incurred within one year, describe the use of proceeds associated with such indebtedness. See Instruction 4 to Item 5 of Form 1-A.

29.   Please revise to briefly discuss the priority in which you will commit funds to specific uses in the event that less than $110,000 is raised.

Description of the Business, page 11

30.   Please revise your Use of Proceeds and Business related discussions to provide a fuller description of your future plans. This discussion should address, but is not limited to:
        a.   The nature of your product, including what it is designed to do, and how it will be sold and priced;

      b. The current developmental stage of your product, including anticipated time and cost to commercialization;

      c. Whether you will require additional funds prior to achieving commercialization – and if so, how much;

      d. A brief discussion of your business plan and milestones for the next year, including what additional steps remain to commercialize your product; and,

      e. Who and how you will manufacture and distribute your product.

31.   Please revise to briefly address the terms of the 2004 asset acquisition referred to on page 11.

32.   Please revise to address whether management has taken any steps in implementing the marketing plan discussed on page 13.

33.   Please revise to address the amounts spent on research and development in the past two years.

34.   Your page 14 disclosure under Product Testing indicates that you have received an approval from a Mexican Public Utility. Please revise to file any agreements and/or approvals associated with this arrangement as exhibits. Similar agreements should be provided for the Boulder, Sheridan and Yreka installations. Also, please revise your disclosure to provide additional information about these test installations, including material terms, and the scope and duration of the installation.

35.   We note your page 14 disclosure that you intend to establish a ballast manufacturing plant near Mexico City. Please reconcile to your page 15 statements regarding outsourcing. Also, please revise to provide additional disclosure about your product's manufacturing requirements, including the level of capital required and address any special skills and/or machinery required to produce your product on a commercial scale.

36.   On page 15 you indicate that you currently manufacture limited quantities of ballasts. Please revise to quantify the number of ballasts you are able to produce at your Boulder facility and indicate the approximate unit cost associated with such production.

37.   Please revise your disclosure under Product Manufacturing to indicate the key raw materials required in the manufacture of your product and address whether these materials are readily available or highly specialized. In addition, with respect to the electronic components, please indicate whether the components you will require are stock components or will require customization – either by you or the manufacturer.

Description of Property, page 16

38.   Please clarify whether you lease your property from a related party.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

39.   Please revise to provide additional information regarding the consulting contract referenced on page 17. In addition, please file the contract as an exhibit.

40.   Please revise to disclose the per share offering price associated with your 2007 financings.

41.   We note that you have generated a net loss from operations for the nine month period ended September 30, 2008. Please explain the causes underlying these losses and what steps you have taken to address these causes.

Results of Operations, page 16

42.   We note that amounts included in your results of operations do not appear consistent with amounts presented in your financial statements (i.e. $25,000 revenue received in 2007 does not appear consistent with the statement of operations on page 32). Please revise to consistently discuss results of operations for the fiscal year-ended December 31, 2007 and 2006, and for the nine-month period ended September 30, 2008 and 2007.

Liquidity and Capital Resources, page 17

43.   Considering your lack of revenues, your cash balance and your accounts payable balance as of September 30, 2008, please revise to disclose how you plan to fund operations for the next 12 months.

Directors, Executive Officers and Significant Employees, page 18

44.   With respect to the business experience of your officers and directors, please provide the full name of the companies, the positions they held, the time period they held each position, and a brief description of their responsibility of the positions held. List all the business positions they held during the past five years.

45.   In the biography of Fazle Quazi, indicate when he founded Energy Conservation Technologies, Inc. Also state the principal business conducted by Coleman Powermate, Magnetic Applications, Etta Industries, and Vac Tech Systems.

46.   Please revise to clarify the business conducted by Digital Info Security Company, Klipp Architects and Western Magnetics Corporation.

Remuneration of Directors and Officers, page 19

47.   Your current disclosure indicates that your directors were paid a total of $44,625. Please revise to indicate whether this includes officers as well. Indicate the number of officers or directors in the group. We may have further comment.

48.   Also, revise to disclose whether the company will or may provide compensation to Mr. Quazi in the future; if so, revise to indicate who will be responsible for signing off on his compensation.

Security Ownership of Management and Certain Security Holders, page 19

49.   Please revise to disclose the total number of shares held by all officers and directors as a group.

50.   Please revise to indicate the beneficial ownership of the company's officers and directors.

51.   Please revise to label the column indicating the percentage of the class of securities.

Certain Transactions, page 20

52.   Please revise your disclosure under Certain Transactions to disclose the nature of the relationship between the parties that gave rise to the disclosure obligation. Also, revise to provide the value of the consideration exchanged as well as how the company computed the valuation.

53.   Revise to indicate the consulting and accounting services provided by Peter Van Dorn.

54.   Revise to indicate the consulting services provided by Ron Brambila and Ally Newman.

Securities Being Offered, page 21

55.   Please revise your discussion under Change in Control Provisions to address the fact that Mr. Quazi's share ownership levels allow him to prevent a change in control.

56.   We note your disclosure that all shares of your common stock "are non assessable." This is a legal conclusion that you are not qualified to make. Please either delete your statement, or identify counsel who has made this conclusion and file counsel's consent to have their opinion and name included in the offering statement.

Part F/S

Certifications, page 30

57.   We note you provided a management certification herein. Please tell us the purpose of such certification in the context of Form 1-A requirements or amend to remove such certification from your offering statement.

General

58.   We note that on page 10 you have indicated your fiscal year end is December 31. Please provide the financial statements for the two most recent fiscal years (i.e. December 31, 2007 and 2006 as of the date of this letter), including complete sets of footnotes, as required by Item One and Two of Part F/S of Form 1-A.

59.   We note that you are a product and technology development company. Please tell us how you have considered the guidance of paragraphs 8 and 9 of SFAS 7. Accordingly, if applicable, please revise your financial statement to include the disclosures of paragraphs 10-13 of SFAS 7.

Interim Financial Statements for the Nine Months Ended September 30, 2008

Balance Sheet, page 31

60.   We note that on page 10 you have indicated your fiscal year end is December 31. Your interim financial statements should include the balance sheet as of the end of the most recent fiscal year (i.e. December 31, 2007 as of the date of this letter) in addition to your balance sheet as of September 30, 2008. Please revise.

61.   In order to provide an investor with a clear understanding of your obligations, please revise to present the significant components of your accounts payable (e.g. accrued compensation and benefits, accrued expenses, warranties, deferred rent, etc.) on the face of your balance sheet or in a note thereto.

Statement of Cash Flows, page 33

62.   We note you included the issuance of convertible notes payable as an operating activity on your statement of cash flows. It appears this cash inflow would be a financing activity in accordance with SFAS 95. Please advise.

Notes to Financial Statements

General

63.   We note you issued 604,082 shares of common stock valued at $71,465. Please revise to disclose the facts and circumstances surrounding each issuance supporting the 604,082 shares, including how fair value of the shares was determined.

Note A – Accounting Policies, page 35

64.   Please include, if applicable, a statement that, in the opinion of management, all adjustments necessary for a fair statement of results for the interim period have been

included. If all such adjustments are of a normal recurring nature, a statement to that effect shall be made. Refer to Item Two of Part F/S of Form 1-A.

65.   Please expand your disclosure to describe your significant accounting policies and provide complete interim financial statement disclosures. In this regard, please provide policy information and disclosure related to your inventory pricing (e.g. chapter 4 of ARB 43), accounting for leases (e.g. paragraph 16 of SFAS 13), estimate of warranty liability (e.g. FIN 45), etc. Refer to APB 22 for guidance regarding accounting policy disclosure requirements and APB 28 for guidance regarding interim financial statement disclosure requirements.

66.   Please revise to disclose the impact of recently issued accounting pronouncements on your financial statements in accordance with SAB Topic 11M.

67.   We note that you record revenue when services are rendered or when title of products passes to the purchaser. For each revenue stream (i.e. products and services), please revise your disclosure to elaborate upon how each of the four criteria of SAB 104 specifically applies (e.g. persuasive evidence of an arrangement is demonstrated via contracts with purchasers). In addition, disclose significant terms and conditions related to sales, including any customer acceptance provisions and other post-delivery obligations (e.g. product returns, inventory credits, rebates, discounts, volume incentives, etc.) and the related accounting policies.

68.   We note that you amortize patents over the life of the patent. Please expand your disclosure to include the range in lives of the patents and the amount of amortization recorded in the respective periods (i.e. amortization for the nine months ended September 30, 2008 and 2007).

Note B – Notes Payable, page 35

69.   We note that you issued convertible notes with warrants on November 7, 2007 and September 10, 2008. For each issuance, tell us how you determined the fair value of the warrants issued, including the model used and all related assumptions. Refer to Appendix A of SFAS 123(R) for further guidance.

70.   In connection with the comment above, please provide a detailed discussion of how you accounted for each issuance of the convertible notes. Specifically discuss how you allocated a portion of the proceeds, if any, to the warrants and conversion feature included with the notes. Please refer to the guidance of APB 14, SFAS No. 133, EITF 00-19, and EITF 00-27 and discuss how you applied such guidance.

Attachments

71.   Your offering indicates that the warrant exercise period may be extended; however, the Form of Warrant included at the end of your Form 1-A do not appear to explicitly provide for an extension. Please revise or advise.

Subscription Agreement

72.   The representations specified in the subscription agreement requiring subscribers to represent that s/he has adequate financial means to sustain a complete loss in its investment, has no need in the foreseeable future for liquidity or income from the investment and is able to bear the economic risk of loss associated with the investment should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

Signatures

73.   Please revise your signatures to have Mr. Quazi sign the offering statement in his capacity as Chief Executive Officer and Chief Financial Officer.

74.   Please revise to indicate when the offering statement was signed by the Chief Executive Officer, Chief Financial Officer and the members of its board of directors in those capacities.

Part III

Exhibits

75.   Please revise to include a Form of Stock Certificate.

Exhibit 11 Form of Opinion

76. The third paragraph of your opinion indicates that you are not admitted to practice in the state of Nevada and attempts to limit the opinion to the laws of the State of California and the General Corporation Law of Nevada. The language in the beginning sentences in the third paragraph are inappropriate and should be removed. Please revise your legality opinion to indicate that the opinion opines upon Nevada law including the statutory

provisions, all applicable provisions of the State of Nevada Constitution and all reported judicial decisions interpreting those laws.

77.   In addition to the foregoing, because you are conducting a Units offering, your opinion should be revised to include the Units and Warrants in addition to the shares. In opinion on these instruments, you should opinion whether they constitute binding, valid, legal obligations of the issuer under the appropriate state law – which, based on your Form of Warrant, would appear to be Colorado.

Closing Comments

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

Any questions regarding the accounting comments may be directed to Bill Kearns at (202) 551-3311. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or David Link (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: Donald Davis
        Fax: (310) 301-3370